Appendix B

ARTICLES OF AMENDMENT BY THE SHAREHOLDERS
TO THE CHARTER OF TENGASCO, INC.

Pursuant to the provisions of Section 48-20-103 of the Tennessee Business Corporation Act, the undersigned Corporation executes the following Certificate of Amendment to its Charter.

1.     The name of the Corporation is Tengasco, Inc. (the “Corporation”). The Corporation is a for profit corporation.

2.     The following resolution, establishing an increase in the number of common shares which the Corporation is authorized to issue, was recommended by the Board of Directors to the Shareholders of the Corporation and thereafter duly adopted by the Shareholders at a meeting of the Shareholders held on August 12, 2004:

        WHEREAS, the Charter of the Corporation presently authorizes the issuance of 50,000,000 shares of Common Stock, $.001 par value per share; and

        WHEREAS, in order to accommodate business purposes deemed proper by the Board of Directors and recommended to the Shareholders, the Shareholders do hereby provide for an amendment to the Corporation’s Charter to increase in the number of common shares, which the Corporation is authorized to issue to 100,000,000, authorized common shares;

        NOW, THEREFORE, be it RESOLVED, that the initial sentence of Paragraph 2 of the Charter of the Corporation is hereby amended to read as follows: The aggregate number of shares which the Corporation shall have authority to issue is one hundred twenty-five million (125,000,000) shares consisting of one hundred million (100,000,000) shares designated as Common Stock, at par value of $.001 per share, and twenty-five million shares, designated as Preferred Stock, at a par value of $.0001 per share. All remaining terms and provisions of Paragraph 2 of the Charter of the Corporation as previously amended effective June 25, 1998 shall remain in full force and effect.

This amendment will not affect the designation and number of shares of each class or series of preferred stock set forth in the Charter or the relative rights, preferences and limitations of each such class or series of preferred stock. The foregoing resolution was adopted by the Shareholders as of August 12, 2004, at the regular annual meeting of the Shareholders at which a quorum was present throughout.

TENGASCO, INC.

BY: ___________________ Jeffrey R. Bailey President BY:___________________ Cary V. Sorensen Secretary